Room 4561

      January 11, 2006


Mr. Randall D. Miles
Chairman and Chief Executive Officer
Lion, Inc.
4700 42nd Avenue SW, Suite 430
Seattle, WA 98116

      Re:	Lion, Inc.
   Form 10-KSB for the Fiscal Year Ended
   December 31, 2004
Filed March 31, 2005
   File No. 000-25159

Dear Mr. Miles:

      We have reviewed your response to our prior comment letter dated October 20, 2005 in connection with our review of the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Business Enterprise Segments, page 12

1. Please refer to comment 1 in our letter dated October 20, 2005. We note in your response that you prepared separate operating results of TRMS to your CODM during 2005. Tell us whether you believe TRMS represents a separate operating segment. Additionally, tell us how you considered providing the interim segment disclosures noted in paragraph 33 of SFAS 131 in your Form 10-Q for each quarter during 2005.

Note A - Summary Of Accounting Policies

Revenue Recognition, page 20

2. Please refer to comment 6 in our letter dated October 20, 2005. We have reviewed your response and note that you believe there is objective and reliable evidence of the fair value of your hosting services. Tell us how you established objective and reliable evidence of fair value of your hosting services. In this regard, clarify whether you have sold any renewals of your hosting services and if not, how you established objective and reliable evidence of fair value of your hosting services. Refer to paragraph 16 of EITF
00-21. Additionally, tell us the amount of revenue recognized from website development for each year presented including all interim periods through September 30, 2005.

3. Please refer to comment 7 in our letter dated October 20, 2005. We note in your response that you have not had any separate sales of your PCS and that you believe VSOE has been established for PCS based on your established price list for this type of contract within your
Pipeline Tools Group. Your response also refers to the renewal price for PCS, which is at the same amount as the price list. Please clarify if the one contract with multiple elements you are referring to in this response includes a stated renewal rate or if it indicates that the renewal rate is based on a list price. If the renewal rate is based on a current list price that is subject to change, even if those changes are within your control, this would not appear to establish VSOE for PCS as the renewal amount is not known to either you or your customer. Please clarify whether this contract includes a stated quantitative renewal amount.

4. Paragraph 57 of SOP 97-2 states that fair value of PCS should be
determined by reference to the price the customer will be required to
pay when it is sold separately (that is the renewal rate).  We note
that you believe you established VSOE of PCS following paragraph
10
of SOP 97-2 as the price (price list) has been established management having the relevant authority and that management has determined it is probable that the price will not change before separate introduction of the element into the marketplace. Note however, that in situations where VSOE of fair value is determined by management having relevant authority and has not yet been sold separately, the period of time until the element is expected to be sold separately should be relatively short. Based on your response, it appears that this period was approximately 12 months after your sale of your multiple element arrangement. As a result, based on your response, it does not appear that you have established VSOE of PCS for this arrangement. Refer to paragraphs 57 and 58 of SOP 97-2.
5. We also note in your response to comment 7 in our letter dated October 20, 2005 that maintenance has historically been sold with licensing as an integrated package for Pipeline Tools. We also note in your response that you have one contract with multiple elements that includes a license and maintenance. These statements do not appear consistent. Please reconcile these statements and compare and contrast your accounting for the integrated package for Pipeline Tools (which includes maintenance) and the one multiple element contract you refer to in your response.

Note B - Business Combination, page 35

6. Please refer to comment 8 in our letter dated October 20, 2003. We have reviewed your response and note that the acquired deferred revenue relates to both licensing and servicing agreements and that these licenses have previously been installed on the customer`s servers. Tell us why you believe you continue to have a legal performance obligation to provide this software license when it is already installed on the customer`s servers. Additionally, tell us specifically what legal performance obligations are included in the service agreements. In this regard, tell us whether you provide technical support (e.g. telephone support), bug/error fixes or research and development activities for unspecified product upgrades/enhancements (e.g. if-and-when-available upgrades).
Also,
note that the lack of establishing VSOE for the license and the maintenance does not appear relevant to the determination of the fair value of your legal performance obligation.

7. We also note in your response to comment 8 in our letter dated October 20, 2005 that you believe that the cash received from the seller totaling $920,654 is sufficient evidence of the fair value of the acquired deferred revenue. Tell us how the amount received from the seller for the acquired deferred revenue was determined. Note that the fair value of deferred revenue in a business combination is typically determined based on the direct cost of fulfilling the obligation plus a normal profit margin and that the normal profit margin is limited to the profit margin on the costs to provide the product or service (that is, the fulfillment effort). We do not believe you have provided sufficient evidence to support that the cash received as part of the business combination represents the fair value of this legal performance obligation.





* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Patrick Gilmore at (202) 551-3406, Lisa
Mitrovich, Assistant Chief Accountant, at (202) 551-3453 or me at
(202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief


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Mr. Randall D. Miles
Lion, Inc.
January 11, 2006
Page 1